Exhibit 99
NEWS

[LOGO]
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports Results for Second Quarter 2011

WESTFORD, Mass., July 27, 2011 – Kadant Inc. (NYSE:KAI) reported revenues from continuing operations of $82.5 million in the second quarter of 2011, an increase of $13.4 million, or 19 percent, compared to $69.1 million in the second quarter of 2010. Revenues in the second quarter of 2011 included a $4.6 million, or 7 percent, increase from foreign currency translation compared to the second quarter of 2010. Operating income from continuing operations in the second quarter of 2011 was $10.5 million, or 12.7 percent of revenues, compared to $7.3 million, or 10.6 percent of revenues, in the second quarter of 2010. Net income from continuing operations in the second quarter of 2011 was $7.3 million, or $.59 per diluted share, compared to $5.2 million, or $.42 per diluted share, in the second quarter of 2010.

"The second quarter was marked by strong performances in earnings per share, backlog, and adjusted EBITDA," said Jonathan W. Painter, president and chief executive officer of Kadant. "Diluted EPS from continuing operations was $.59 in the second quarter of 2011, the second highest in our Company's history. This compares to our guidance of $.54 to $.56. Our reported results included a loss of $.03 per share, representing the acquisition costs and the operating results of M-Clean Papertech acquired in May 2011, which was not included in our guidance. Also, our effective tax rate was slightly higher than we assumed in our guidance, and this had the effect of decreasing diluted EPS by $.02.

"The higher than expected quarterly EPS performance was due mainly to strong revenues and product gross margins. Revenues of $82.5 million exceeded our guidance, which was $78 to $80 million, and gross margins were 45.7 percent in the second quarter of 2011, with particularly noteworthy improvements over last year's second quarter in our fluid-handling and fiber-based product businesses. Our adjusted EBITDA was $12.5 million in the second quarter of 2011, up 39 percent over last year's second quarter, and represented 15.1 percent of revenues.

"During the quarter, we completed the acquisition of M-Clean Papertech, a European-based supplier of paper machine fabric cleaning equipment, for approximately $16 million in cash. This acquisition significantly enhances our water-management product line offerings and strengthens our market position in Europe and China, while offering growth opportunities in North America.

"Bookings of $87.3 million in the second quarter of 2011 were up 18 percent from the second quarter of 2010 driven by strong fluid-handling bookings in Europe. We ended the quarter with a record backlog of $120 million, up 66 percent over last year's second quarter and 10 percent higher than the first quarter of 2011. Our book-to-bill ratio of 1.1 marks the seventh quarter out of the last eight where we have booked more orders than we have billed.

"As we look into the backlog, we believe that product gross margins will decline from the first half levels, due mainly to a higher proportion of revenues from lower-margin stock preparation systems in the second half of the year. We expect significantly lower gross margin and operating income results from our fiber-based products business in the second half of the year, as is normally the case with this seasonal business. Also, we expect the M-Clean results to be dilutive in the second half of the year. That said, we expect to achieve diluted EPS of $.40 to $.42 in the third quarter of 2011 on revenues of $80 to $82 million. Further, we believe that the fourth quarter will be our strongest quarter in the year both for revenues and earnings. As such, for the full year we are maintaining our diluted EPS guidance of $2.15 to $2.25, on revenues of $325 to $335 million, revised from our previous revenue guidance of $315 to $325 million."

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Conference Call

Kadant will hold a webcast with a slide presentation on Thursday, July 28, 2011, at 11 a.m. eastern time to discuss its second quarter performance, as well as future expectations. To view this webcast, go to www.kadant.com and click on the "Investors" tab. To listen to the webcast via teleconference, call 866-804-6926 within the U.S., or +1-857-350-1672 outside the U.S. and reference participant passcode 83375884. An archive of the webcast presentation will be available on our Web site until August 26, 2011. In addition, shortly after the webcast, Kadant will post its general investor presentation incorporating the second quarter results on its Web site at www.kadant.com under the "Investors" tab. This presentation will be available until the end of the third quarter of 2011.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA), and adjusted EBITDA.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends. In addition, we exclude from certain financial measures restructuring costs and gains on the sale of assets to give investors additional insight into our quarterly and annual operating performance, especially when compared to quarters in which such items had greater or lesser effect, or no effect. In addition, these items are excluded as they are either isolated or cannot be expected to occur again with any regularity or predictability and we believe are not indicative of our normal operating results.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain a better understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

Adjusted EBITDA and adjusted operating income in the six-month period ended July 3, 2010 exclude net pre-tax gains of $0.3 million, including restructuring costs of $0.2 million, net of gains of $0.5 million from the sale of assets and a curtailment of a pension liability.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

| | Three Months Ended | | Six Months Ended | |
Consolidated Statement of Income	July 2, 2011	July 3, 2010	July 2, 2011	July 3, 2010
Revenues	$ 82,457	$ 69,136	$ 154,137	$ 130,257
Costs and Operating Expenses:				
Cost of revenues	44,751	37,968	82,338	72,214
Selling, general, and administrative expenses	25,821	22,681	50,294	43,805
Research and development expenses	1,403	1,206	2,715	2,578
Restructuring costs and other income, net (a)	-	(21)	-	(323)
	71,975	61,834	135,347	118,274
Operating Income	10,482	7,302	18,790	11,983
Interest Income	122	32	221	70
Interest Expense	(299)	(339)	(556)	(697)
Income from Continuing Operations before Provision for Income Taxes	10,305	6,995	18,455	11,356
Provision for Income Taxes	2,927	1,717	5,200	2,433
Income from Continuing Operations	7,378	5,278	13,255	8,923
Loss from Discontinued Operation, Net of Tax	(5)	(5)	(9)	(9)
Net Income	7,373	5,273	13,246	8,914
Net Income Attributable to Noncontrolling Interest	(69)	(53)	(151)	(83)
Net Income Attributable to Kadant	$ 7,304	$ 5,220	$ 13,095	$ 8,831
Amounts Attributable to Kadant:				
Income from Continuing Operations	$ 7,309	$ 5,225	$ 13,104	$ 8,840
Loss from Discontinued Operation, Net of Tax	(5)	(5)	(9)	(9)
Net Income Attributable to Kadant	$ 7,304	$ 5,220	$ 13,095	$ 8,831
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$ .59	$ .42	$ 1.07	$ .71
Diluted	$ .59	$ .42	$ 1.05	$ .71
Earnings per Share Attributable to Kadant:				
Basic	$ .59	$ .42	$ 1.07	$ .71
Diluted	$ .59	$ .42	$ 1.05	$ .71
Weighted Average Shares:				
Basic	12,321	12,426	12,294	12,418
Diluted	12,477	12,549	12,442	12,521

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Revenues by Product Line

		Three Months Ended				Increase		Increase (Decrease) Excluding Effect of Currency
		July 2, 2011		July 3, 2010		(Decrease)		Translation (b,c)
Stock-Preparation	$	32,320	$	25,004	$	7,316	$	5,635
Fluid-Handling		24,471		20,070		4,401		2,637
Doctoring		13,694		12,711		983		267
Water-Management		8,515		8,567		(52)		(435)
Other		621		601		20		(22)
Papermaking Systems Segment		79,621		66,953		12,668		8,082
Fiber-based Products		2,836		2,183		653		653
	$	82,457	$	69,136	$	13,321	$	8,735

		Six Months Ended				Increase		Increase (Decrease) Excluding Effect of Currency
		July 2, 2011		July 3, 2010				Translation (b,c)
Stock-Preparation	$	55,643	$	42,759	$	12,884	$	11,015
Fluid-Handling		47,104		40,135		6,969		4,740
Doctoring		27,757		25,206		2,551		1,675
Water-Management		15,330		15,071		259		(232)
Other		1,321		1,251		70		(10)
Papermaking Systems Segment		147,155		124,422		22,733		17,188
Fiber-based Products		6,982		5,835		1,147		1,147
	$	154,137	$	130,257	$	23,880	$	18,335

Sequential Revenues by Product Line

		Three Months Ended				Increase		Increase (Decrease) Excluding Effect of Currency
		July 2, 2011		April 2, 2011		(Decrease)		Translation (b,c)
Stock-Preparation	$	32,320	$	23,323	$	8,997	$	8,379
Fluid-Handling		24,471		22,633		1,838		1,180
Doctoring		13,694		14,063		(369)		(598)
Water-Management		8,515		6,815		1,700		1,577
Other		621		700		(79)		(97)
Papermaking Systems Segment		79,621		67,534		12,087		10,441
Fiber-based Products		2,836		4,146		(1,310)		(1,310)
	$	82,457	$	71,680	$	10,777	$	9,131

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Revenues by Geography (d,e)	Three Months Ended July 2, 2011		Three Months Ended July 3, 2010		Increase		Increase (Decrease) Excluding Effect of Currency Translation (b,c)	
North America	$	38,128	$	38,085	$	43	$	(348)
Europe		25,286		20,404		4,882		1,847
China		15,689		8,501		7,188		6,414
South America		2,681		1,626		1,055		785
Australia		673		520		153		37
	$	82,457	$	69,136	$	13,321	$	8,735

	Six Months Ended July 2, 2011		Six Months Ended July 3, 2010		Increase		Increase Excluding Effect of Currency Translation (b,c)	
North America	$	77,414	$	71,455	$	5,959	$	5,253
Europe		46,551		41,365		5,186		2,092
China		24,466		13,854		10,612		9,437
South America		4,264		2,717		1,547		1,172
Australia		1,442		866		576		381
	$	154,137	$	130,257	$	23,880	$	18,335

Sequential Revenues by Geography (d,e)	Three Months Ended July 2, 2011		Three Months Ended April 2, 2011		Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (b,c)	
North America	$	38,128	$	39,286	$	(1,158)	$	(1,305)
Europe		25,286		21,265		4,021		2,867
China		15,689		8,777		6,912		6,711
South America		2,681		1,583		1,098		991
Australia		673		769		(96)		(133)
	$	82,457	$	71,680	$	10,777	$	9,131

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Business Segment Information		Three Months Ended				Six Months Ended		
		July 2, 2011		July 3, 2010		July 2, 2011		July 3, 2010
Revenues:								
Papermaking Systems	$	79,621	$	66,953	$	147,155	$	124,422
Fiber-based Products		2,836		2,183		6,982		5,835
	$	82,457	$	69,136	$	154,137	$	130,257
Gross Profit Margin:								
Papermaking Systems		45.3%		44.9%		46.3%		44.3%
Fiber-based Products		56.6%		50.8%		53.2%		50.8%
		45.7%		45.1%		46.6%		44.6%
Operating Income:								
Papermaking Systems	$	13,073	$	10,895	$	23,770	$	17,199
Corporate and Fiber-based Products		(2,591)		(3,593)		(4,980)		(5,216)
	$	10,482	$	7,302	$	18,790	$	11,983
Adjusted Operating Income (c,f):								
Papermaking Systems	$	13,073	$	10,874	$	23,770	$	16,876
Corporate and Fiber-based Products		(2,591)		(3,593)		(4,980)		(5,216)
	$	10,482	$	7,281	$	18,790	$	11,660
Bookings from Continuing Operations:								
Papermaking Systems	$	85,564	$	72,811	$	165,832	$	139,779
Fiber-based Products		1,777		1,445		5,808		4,664
	$	87,341	$	74,256	$	171,640	$	144,443
Capital Expenditures from Continuing Operations:								
Papermaking Systems	$	2,746	$	534	$	3,910	$	1,060
Corporate and Fiber-based Products		54		219		54		232
	$	2,800	$	753	$	3,964	$	1,292

Cash Flow and Other Data from Continuing Operations		Three Months Ended				Six Months Ended		
		July 2, 2011		July 3, 2010		July 2, 2011		July 3, 2010
Cash Provided by Operations	$	6,839	$	8,963	$	7,206	$	8,408
Depreciation and Amortization Expense		1,982		1,697		3,847		3,355

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Balance Sheet Data		July 2, 2011		Jan. 1, 2011
Assets				
Cash and Cash Equivalents	$	43,912	$	61,805
Restricted Cash		2,173		-
Accounts Receivable, net		54,469		49,897
Inventories		60,950		41,628
Unbilled Contract Costs and Fees		3,321		875
Other Current Assets		11,416		9,402
Property, Plant and Equipment, net		39,341		36,911
Intangible Assets		32,477		26,793
Goodwill		109,821		97,988
Other Assets		10,821		11,473
	$	368,701	$	336,772
Liabilities and Shareholders' Investment				
Accounts Payable	$	27,008	$	23,756
Short- and Long-term Debt		17,500		22,750
Other Liabilities		95,796		82,965
Total Liabilities	$	140,304	$	129,471
Shareholders' Investment	$	228,397	$	207,301
	$	368,701	$	336,772

Adjusted Operating Income and Adjusted EBITDA	Three Months Ended				Six Months Ended			
Reconciliation	July 2, 2011		July 3, 2010		July 2, 2011		July 3, 2010	
Consolidated								
Net Income Attributable to Kadant	$	7,304	$	5,220	$	13,095	$	8,831
Net Income Attributable to Noncontrolling Interest		69		53		151		83
Loss from Discontinued Operation, Net of Tax		5		5		9		9
Provision for Income Taxes		2,927		1,717		5,200		2,433
Interest Expense, net		177		307		335		627
Restructuring costs and other income, net (a)		-		(21)		-		(323)
Adjusted Operating Income (c)		10,482		7,281		18,790		11,660
Depreciation and Amortization		1,982		1,697		3,847		3,355
Adjusted EBITDA (c)	$	12,464	$	8,978	$	22,637	$	15,015
Papermaking Systems								
Operating Income	$	13,073	$	10,895	$	23,770	$	17,199
Restructuring costs and other income, net (a)		-		(21)		-		(323)
Adjusted Operating Income (c)		13,073		10,874		23,770		16,876
Depreciation and Amortization		1,860		1,578		3,604		3,119
Adjusted EBITDA (c)	$	14,933	$	12,452	$	27,374	$	19,995
Corporate and Fiber-based Products								
Operating Loss	$	(2,591)	$	(3,593)	$	(4,980)	$	(5,216)
Depreciation and Amortization		122		119		243		236
EBITDA (c)	$	(2,469)	$	(3,474)	$	(4,737)	$	(4,980)

(a) Includes pre-tax restructuring costs of $198, net of a pre-tax gain of $219, in the three-month period ended July 3, 2010 and pre-tax restructuring costs of $181, net of a pre-tax gain of $504, in the six-month period ended July 3, 2010.

(b) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(c) Represents a non-GAAP financial measure.

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(d) Geographic revenues data is attributed to regions based on selling locations. For North America and China, this also approximates revenues based on where the equipment is shipped to and installed. Our European geographic data, however, includes revenues shipped to and installed outside of Europe, including South America, Africa, the Middle East, and certain countries in Asia (excluding China).

(e) Prior period amounts have been restated to include the Fiber-based Products revenues within North America.

(f) See reconciliation to the most directly comparable GAAP financial measure under "Adjusted Operating Income and Adjusted EBITDA Reconciliation."

About Kadant

Kadant is a leading supplier to the global pulp and paper industry. Our stock-preparation, fluid-handling, doctoring, and water-management equipment and systems are designed to increase efficiency and improve quality in pulp and paper production. Many of our products, particularly in our fluid-handling product line, are also used to optimize production in other process industries. In addition, we produce granules from papermaking byproducts for agricultural and lawn and garden applications. Kadant is based in Westford, Massachusetts, with revenues of $270 million in 2010 and 1,600 employees in 16 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance and demand for our products. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's quarterly report on Form 10-Q for the period ended April 2, 2011. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; our ability to expand capacity in China to meet demand; commodity and component price increases or shortages; international sales and operations; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; litigation and warranty costs related to our discontinued operation; our acquisition strategy; protection of patents and proprietary rights; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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